                                                                    Exhibit 23.4

                         Consent of Independent Auditor

We consent to the use of our report dated June 5, 2007, with respect to the consolidated balance sheets of Talbot Holdings Ltd (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income/(loss) and comprehensive income/(loss), changes in common shareholders' equity/(deficit), and cash flows for each of the three years in the period ended December 31, 2006, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report refers to the Company's adoption of FASB Accounting Standard 123(R) "Share-Based Payment" with effect from January 1, 2006, and FASB Interpretation 46 (revised December 2003) "Consolidation of Variable Interest Entities" with effect from January 1, 2005.


/s/ KPMG Audit Plc


London, England
June 5, 2007